Exhibit 99.11

Zix Enters Definitive Agreement to be Acquired by OpenText   |   Partner FAQ

November 8, 2021

1.	Who is OpenText?

OpenText is a leader in Information Management with a strong roster of services and customer channels. We are confident Zix/AppRiver is well positioned to continue to grow and succeed under OpenText’s ownership. OpenText also has a strong roster of information and security services – like Carbonite, Webroot, Encase, Hightail, Core and Easylink, and customer channels.

Together, we believe we will be able to have the resources needed to better integrate, innovate and scale, bringing our unique cyber resilience solutions to partners and customers across the globe.

2.	Why are you choosing to do this transaction now?

Zix received expressions of interest from multiple strategic and financial parties – leading our Board to conduct a robust and thorough process to identify the best way to maximize shareholder value.

The Board of Directors unanimously determined that a transaction with OpenText would deliver immediate and substantial cash value to shareholders.

3.	What does this mean for Zix/AppRiver partners?

Today’s announcement is just the first step in a process – there will be no immediate changes in the way we serve you as a result of today’s news.

The transaction represents an exciting next step for Zix/AppRiver/CloudAlly as it enables us to continue providing robust data protection platforms and cybersecurity solutions to more businesses around the world.

We are confident that this transaction aligns with our mission to make cyber resiliency simple, reliable and accessible in the connected world, and supports our growth strategy moving forward.

It also allows us to expand and strengthen our offerings, which will enhance the services we can provide to our loyal customers and partners.

4.	Will the combined company continue to provide the same solutions and services?

Today’s announcement is just the first step in a process – there will be no immediate changes in the way we serve you as a result of today’s news.

Traditionally targeting the enterprise, OpenText is thrilled to leverage our product portfolio and channels to serve partners, consumers and SMBs around the globe.

Together, we believe we will be able to integrate, innovate and scale faster, expand and strengthen our offerings and enhance our services across a global platform for our loyal customers and partners.

5.	Where can I get additional information?

If you have any questions related to this news, please don’t hesitate to contact your existing Channel Account Manager with any questions.

6.	Will there be any changes to our existing contracts/agreements?

Today’s announcement is just the first step in a process – there will be no immediate changes in the way we work with you as a result of today’s news.

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7.	What are the next steps in the process?

The transaction is expected to close in the next few months, subject to the receipt of regulatory clearance and other customary closing conditions. Until that time, it is business as usual.

8.	Who can answer questions I may have?

If you have any questions related to this news, please don’t hesitate to contact your existing Channel Account Manager with any questions or email.

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